UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 30, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

ASE Technology Holding Co., Limited

Below is the English version of our TWSE MOPS filings on July 13, 2021.

Date of announcement : 2021/07/13

Time of announcement: 16:02:16

Subject: The BOD of the Company resolved to change the date of 2021 Annual shareholders' Meeting in accordance with the instructions of FSC

To which item it meets--article 4 paragraph : 17

Date of events: 2021/07/13

Contents:

1. Date of the board of directors' resolution: 2021/07/13

2. Shareholders meeting date: 2021/08/12

3. Shareholders meeting time: 10:00 a.m.

4. Shareholders meeting location:

Zhuang Jing Auditorium, 600-4 Jiachang Road,

Nantze District, Kaohsiung City, Taiwan

5. Cause for convening the meeting, please refer to material information published on: 2021/03/26

6. Method of convening shareholders meeting

(in person / in person or attendance by videoconferencing ): In person

7. Any other matters that need to be specified:

(1) The souvenir may be acquired at the Department of Stock Affairs of President Securities Corp. (No.8 Dongxing Road, Songshan District, @Taipei City) from July 26, 2021 to July 30, 2021 by presenting AGM Notice or at 26, Chin 3rd Rd., Nanzih Dist., Kaohsiung City, between8:30 a.m. and 4:30 p.m..

(2) If you attend the Annual Shareholders' Meeting in person on 2021/08/12, you may acquire the souvenir at the meeting venue. Please note that Annual Shareholders' Meeting souvenirs will not be provided after the meeting has been concluded.

(3) Shareholders who exercise their voting rights electronically may obtain their souvenirs between 8:30 a.m. and 4:30 p.m. from July 26, 2021 to July 30, 2021 at the Department of Stock Affairs of President Securities Corp. (No. 8, Dongxing Road, Songshan District, Taipei City) by presenting AGM Notice.

(4) Souvenirs cannot be mailed or reissued after the meeting.

(5) Shareholders who have been listed on the book closing date shareholders list of the AGM originally scheduled on June 22, 2021 have the rights to attend the AGM.